Exhibit 99.1

Cummins Westport Appoints Gordon Exel as President

VANCOUVER, Dec. 18, 2013 /CNW/ - Cummins Westport Inc. (CWI) today announced that Gordon Exel, Westport Vice President, Sales and Marketing, has been appointed as President of CWI effective January 1, 2014 for the final year of Westport's three year term to nominate the President.

"Gordon's experience with Cummins Westport and solid understanding of the customers and markets are key assets that will contribute to the ongoing success of Cummins Westport," said Ed Pence, Cummins Vice President and General Manager, High Horsepower Engine Business, and Chairman of CWI.

Gordon joined Westport in 2002 as Vice President and General Manager Americas for CWI and spent 10 successful years at CWI. In 2012, he moved to Westport's European office in Lyon France, as Vice President, Sales and Marketing. Previous to Westport, Gordon was a Vice President in the banking information technology industry following a career at Xerox where he progressed into his last role as General Manager Channels Business. He has an MBA in Digital Technology Management from Royal Roads University in Canada.

Jim Arthurs, current CWI President, will be returning to a senior leadership position at Westport.

On December 5, 2013, the directors of CWI were elected for the 2014 term. Effective January 1, 2014, the CWI board of directors will be comprised of Ed Pence, Cummins Vice President and General Manager, High Horsepower Engine Business (Chairman); Dean Cantrell, Cummins Automotive On Highway Business Controller; Ric Kleine, Cummins Vice President, On Highway Business; Ashoka Achuthan, Westport Vice President, Finance Operations; Jim Arthurs, former CWI President; and Thomas Rippon, Westport Vice President, Mining and Rail.

About Cummins Westport Inc.
Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for medium- and heavy-duty transportation applications such as trucks and buses. Cummins Westport is a joint venture of Cummins Inc. (NYSE: CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ: WPRT/TSX: WPT), a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. www.cumminswestport.com

Note: This document contains forward-looking statements about Cummins Westport's business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities legislation.

SOURCE: Cummins Westport Inc.

%CIK: 0001370416

For further information:

Inquiries:

Westport Innovations Inc.
Darren Seed
Vice President, Investor Relations & Communications
Phone: 604-718-2046
Email: invest@westport.com
Web: www.westport.com

Cummins Inc.
Jon Mills
External Communications
Phone: 317-658-4540
Email: jon.mills@cummins.com
Web: www.cummins.com

CO: Cummins Westport Inc.

CNW 08:00e 18-DEC-13